November 18, 2013


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:        International Shipholding Corporation
           Form 10-K for the Year Ended December 31, 2012
           Filed March 11, 2013
           Form 10-Q for the Quarter Ended June 30, 2013
           Filed August 6, 2013
           File No. 001-10852

Dear Sir or Madam:

	By letter (Via E-Mail) dated November 14, 2013
(the "Additional Comment Letter") from the Staff to International Shipholding Corporation ("ISH"), the Staff provided one additional comment with respect to the letter we sent dated November 5, 2013. In responding to this comment, we have reproduced below the full text of the Staff's comment followed by our response. In this letter, the terms "we," "us," "our," and "the Company"refer to International Shipholding Corporation and its subsidiaries.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 18

Critical Accounting Policies, page 18
Impairment of Long-Lived Assets, page 19


Comment 1:
     We note from your response to our prior comment 1 that you intend to revise this section in future filings to provide additional disclosures regarding the assumptions you use for your charter hire rates. However, it is not clear if you intend to include disclosure of a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We continue to believe that a disclosure of a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days, would be useful to investors to better understand how the Company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods. Please consider revising accordingly.



Response:
We acknowledge the staff's request. Even though we continue to believe that the 10-year trailing average is the most appropriate measure to use, we will revise our future filings, beginning with our 2013 Annual Report on Form 10-K, to include, as part of the proposed disclosures we furnished to you in our September 27, 2013 and November 5, 2013 letters, additional disclosures around the sensitivity analysis explaining how the impairment analysis of our dry bulk segment vessels would be impacted in the event we used the five, three or one year historical rates for purposes of estimating future cash flows.

We believe the above response provides all of the information the Staff has requested in its Additional Comment Letter.


				Sincerely yours,

				INTERNATIONAL SHIPHOLDING CORPORATION

				/s/ Manuel G. Estrada

				Manuel G. Estrada
				Vice President and Chief Financial Officer






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